UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Trans-Lux Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

893247304

(CUSIP Number)

Carlisle Investments Inc.
Marco Elser, Managing Director

Trident Chambers

Wickhams Cay

PO Box 146

Road Town, Tortola British Virgin Islands

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893247304	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlisle Investments Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 180,366*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 180,366*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,366
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11%
14.	TYPE OF REPORTING PERSON (see instructions) IV
*Based upon information provided by the Issuer, there are 1,634,585 shares of Common Stock issued and outstanding. The ownership above includes warrants to purchase 4,167 shares of Common Stock.

CUSIP No. 893247304	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Trans-Lux Corporation (the “Issuer”), a Delaware corporation.  The Issuer’s principal executive offices are located at 950 Third Avenue, Suite 2804, New York, NY 10022

Item 2.  Identity and Background.

This statement on Schedule 13D (the “Statement”) is being filed on behalf of Carlisle Investments Inc., with an address and principal office at Trident Chambers, Wickhams Cay, PO Box 146 Road Town, Tortola, British Virgin Islands.  The Reporting Person is organized under the laws of the British Virgin Islands.  The principal business of the Reporting Person is investment management.

During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Funds for the purchase of the Common Stock were derived from the working capital of the Reporting Person.  A total of $1,000,000 was paid to acquire the Common Stock.

Item 4.  Purpose of Transaction.

On June 20, 2014, the Issuer entered into that certain Securities Purchase Agreement (the “SPA”) with Carlisle Investments Inc., pursuant to which the Reporting Person purchased 166,666 shares of the Issuer’s Common Stock at a price of $6.00 per share, for an aggregate purchase price of $1,000,000 (the “Purchase”).  The issuance of the Common Stock was completed in accordance with the exemption provided by Section 4(2) of the Securities Act of 1933, as amended.

The summary of the SPA is not complete, and is qualified in its entirety by reference to the text of the agreement, which is referenced as Exhibit 1 to this Statement.  The SPA is incorporated by reference to Exhibit 4.01 to the Current Report on Form 8-K (the “8-K Filing”) filed by the Issuer on June 23, 2014.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuous basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, and alone or with others, pursuing discussions with management, the Board, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

 Item 5.  Interest in Securities of the Issuer.

(a)

See rows (11) and (13) of the cover pages to this Statement for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person.  Percentages of the shares of Common Stock beneficially owned by the Reporting Person are calculated based upon information provided by the Issuer that there are 1,634,585 shares of Common Stock issued and outstanding, plus an additional 4,167 to reflect shares of Common Stock underlying warrants.

(b)

See Rows (7) through (10) of the cover pages to this Statement for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

Except as set forth herein, the Reporting Person has not effected any transactions in the Issuer’s stock during the past sixty (60) days.

(d)

No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Securities Purchase Agreement attached hereto as Exhibit, and any ancillary documents, agreements or certificates entered into in connection with the Securities Purchase Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.  The Managing Director of Reporting Person is a member of the Board of Directors of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

        Exhibit 1 – Securities Purchase Agreement dated as of June 20, 2014, between the Issuer and Carlisle Investments Inc. (incorporated by reference to Exhibit No. 4.01 to the 8-K filing).

CUSIP No. 893247304	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARLISLE INVESTMENTS INC.

/s/ Marco Elser Name: Marco Elser

Managing Director Title

September 11, 2014 Date